Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.              Name and Address of Reporting Issuer

Catalyst Paper Corporation (“Catalyst”)
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia, Canada
V7B 1C3

Item 2.              Date of Material Change

April 18, 2013

Item 3.             News Release

A news release announcing this material change was issued April 18, 2013 through the facilities of CNW and subsequently filed under the Company’s profile on SEDAR at www.sedar.com.

Item 4.             Summary of Material Change

Catalyst announced that President and Chief Executive Officer Kevin J. Clarke will step down later this spring.

Item 5.             5.1 - Full Description of Material Change

On April 18, 2013, Catalyst announced that President and Chief Executive Officer Kevin J. Clarke will step down later this spring. Mr. Clarke will continue in his role for an interim period of up to June 2013 to assist in a smooth transition. A search for his successor is underway.

             5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6.              Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.             Omitted Information

Not applicable.

Item 8.             Executive Officer

For further information, please contact Lyn Brown, Vice-President Marketing and Corporate Responsibility, at 604-247-4713.

Item 9.              Date of Report

This Material Change Report is dated as of April 18, 2013.